UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012.

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission File Number: 000-54660

LIBERTY TAX SERVICE 401(K) PLAN

(Full title of the Plan)

Employer ID No.: 27-3561876

Plan Number: 001

JTH Holding, Inc.

1716 Corporate Landing Parkway

Virginia Beach, Virginia 23454

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

LIBERTY TAX SERVICE 401(K) PLAN

*                                         All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees of

Liberty Tax Service 401(k) Plan

Virginia Beach, Virginia

We have audited the accompanying statements of net assets available for benefits of the Liberty Tax Service 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting.  Accordingly, we express no such opinion.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cherry Bekaert LLP
Virginia Beach, Virginia
June 28, 2013

LIBERTY TAX SERVICE 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS
Investments, at fair value:
Common collective trust fund	$1,054,265	$837,505
Mutual funds	6,961,711	5,146,908
Common stock of plan sponsor parent company	3,869,932	4,216,962

Total investments	11,885,908	10,201,375

Receivables:
Notes receivable from participants	131,343	142,256
Employer contributions	14,778	11,085
Participant contributions	36,696	37,107

Total receivables	182,817	190,448

Total assets	12,068,725	10,391,823

LIABILITIES
Excess contributions payable	56,571	32,072

Net assets available for benefits at fair value	12,012,154	10,359,751

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,861)	4,301

Net assets available for benefits	$11,992,293	$10,364,052

The accompanying notes to the financial statements are an integral part of this statement.

LIBERTY TAX SERVICE 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2012

Additions to net assets attributed to:
Investment gain
Net appreciation in fair value of investments	$77,762
Dividends	233,772

Net investment gain	311,534

Interest on notes receivable from participants	5,553

Contributions
Employer contributions	414,390
Participant contributions	1,087,881
Rollover contributions	191,622

Total contributions	1,693,893

Total additions	2,010,980

Deductions from net assets attributed to
Benefits paid to participants	357,437
Administrative expenses	25,302

Total deductions	382,739

Net increase	1,628,241

Net assets available for benefits
Beginning of year	10,364,052

End of year	$11,992,293

The accompanying notes to the financial statements are an integral part of this statement.

LIBERTY TAX SERVICE 401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 1—Description of the Plan

The following brief description of the Liberty Tax Service 401(k) Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, established in January 1998, which was amended and restated effective January 2002, covering substantially all employees of JTH Tax, Inc. d/b/a Liberty Tax Service (the “Company” or “Employer”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation - All active full-time employees of the Company who have attained age 18 are eligible to participate after completing three months of service. Part-time, temporary and seasonal employees may not participate, unless the employee completes at least 1,000 hours of services during the initial eligibility computation period, or the Plan year.

Administration - The Company is the Plan Sponsor and Plan Administrator. The Plan is administered by the Plan Sponsor, which serves without compensation. The Plan Administrator has the overall responsibility and authority as the named fiduciary to manage and control the operations and administration of the Plan and may designate one or more individuals to perform those responsibilities. Certain assets of the Plan are held by Branch Banking and Trust Company (“BB&T”), as Trustee of the Plan. In addition, the Plan has established an ancillary trust to hold the shares of JTH Holding, Inc. Class A common stock investments as described in Note 4. These investments are held by Wells Fargo Shareowner Services as Custodian. Certain administrative functions are performed by employees of the Company. These employees do not receive compensation from the Plan.

Contributions - Participants are automatically enrolled in the Plan when they become eligible with pre-tax contributions set at 2% of compensation, unless the participant elects a different amount or opts out of the Plan. Participants may contribute up to 86% of annual compensation, as defined in the Plan. Participants may also transfer amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to certain limitations, as defined in the Plan and the Internal Revenue Code (“IRC”). The maximum contribution limitation for 2012 was $17,000. Participants direct the investment of their contributions into various investment options. The Plan currently offers various mutual funds, a common collective trust fund, and Class A common stock of the Company’s parent company as investment options for participants. Participants direct their investments at all times, however, prior to June 2012, transactions involving the shares of JTH Holding, Inc. Class A common stock were restricted to once a year. In addition, a participant may direct after-tax contributions into Roth 401(k) accounts, subject to certain limits. Roth 401(k) accounts allow participants to elect to be taxed currently on part or all of their contributions made to the Plan. Future distributions of Roth 401(k) contributions and the related earnings are not taxed if certain requirements are met.

The Company makes matching contributions to the Plan equal to 50% of participant’s elective salary deferral not to exceed 3% of each participant’s bi-weekly compensation. Contributions are subject to certain limitations.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s matching contributions, and (b) investment earnings (including net appreciation and depreciation in fair value of investments) and charged with an allocation of administrative expenses not paid by the Company. Allocations are based on participant compensation or account balances, as defined by the Plan. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s account at the time of retirement, termination, total disability, or death.

LIBERTY TAX SERVICE 401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 1—Description of the Plan (continued)

Notes Receivable From Participants - Employees are eligible to borrow up to 50% of their vested balance (excluding amounts invested in the Company’s parent company’s Class A common stock) or $50,000, whichever is less, for any purpose. The loans are secured by the balance in the participant’s account, except for any accounts invested in the Company’s parent company’s Class A common stock, and bear interest at the BB&T Prime Rate published on the date of the loan application plus 1% (4.25% on current loans outstanding as of December 31, 2012). Loans must be repaid within five years. Principal and interest are paid through bi-weekly payroll deductions.

Vesting - Each participant is fully vested in his or her contributions and Company matching contributions plus actual earnings thereon.

Benefits and Payments - On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant elects an annuity option. On termination of service prior to normal retirement age, as defined by the Plan, the participant’s vested account balance will be automatically distributed if the vested account balance is under $1,000. If the participant’s vested account balance is over $1,000, the participant may elect to postpone their distribution until normal retirement age, as defined by the Plan. Participants that have reached the age 70½ may be required to take certain minimum distributions, which are paid in annual installments, which shall not extend beyond the participant’s life expectancy. Participants may also withdraw all or any part of their vested account balance after having attained age 59½, incurred a disability, or incurred a financial hardship in accordance with the Plan. For financial hardship payments, only the participant’s elective contributions are available for withdrawal, subject to certain conditions as defined by the Plan. In addition to financial hardship payments, a participant may also receive an in-service distribution from their Company matching contributions if the participant has been participating in the Plan for 60 months.

Note 2—Summary of significant accounting policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Investment valuation and income recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Board of Trustees determines the Plan’s valuation policies utilizing information provided by investment advisors, custodians and insurance company. See Note 7 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recognized when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

LIBERTY TAX SERVICE 401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2—Summary of significant accounting policies (continued)

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Benefits paid to participants - Benefits are recorded when paid.

Notes receivable from participants - Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document.

Excess contributions - Contributions received from participants during 2012 are net of payments of $56,571 made in 2013 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the Plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2012.

Administrative expenses - Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.

Recently Issued Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board (FASB) issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  As of December 31, 2012, the Plan adopted this guidance and provided the required disclosures in Note 7.

Note 3—Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011:

	2012	2011
SEI Stable Asset Fund (fair value of $0 and $837,505, respectively)	$ *	$841,806
Morley Stable Asset Fund (fair value of $1,054,265 and $0, respectively)	1,034,404	*
Aston/Montag & Caldwell Growth N Fund	763,176	559,886
Vanguard Total Stock Market Index Fund	1,136,265	811,202
Vanguard Total Bond Market Index Fund	638,605	596,506
Vanguard Wellington Fund	816,534	567,726
Class A common stock of JTH Holding, Inc.	3,869,932	4,216,962

*Investment did not represent more than 5% of the Plan’s net assets at year end.

LIBERTY TAX SERVICE 401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 4—Related party transactions

Certain Plan investments are shares of JTH Holding, Inc. Class A common stock. JTH Holding, Inc. is the parent company of the Plan sponsor. The Plan held 280,837 and 281,130 shares of JTH Holding, Inc. Class A common stock at December 31, 2012 and 2011, respectively, valued at $3,869,932 and $4,216,962, respectively. During the years ended December 31, 2012 and 2011, purchases of shares by the Plan totaled $114,210 and $158,598, respectively, and sales of shares by the Plan totaled $118,620 and $251,083, respectively. This investment and transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Plan’s ancillary trustee over the shares of JTH Holding, Inc. Class A common stock, held in trust by the Plan, has the rights, powers, duties, and discretion over these assets, as the Employer may delegate, subject to any limitations or directions specified in the terms of the Plan and by ERISA. Because the Plan’s ancillary trustee has full fiduciary responsibilities under ERISA for these assets held in trust by the Plan, and also has a participant account balance within the Plan, the transactions in this participant’s account qualify as party-in-interest transactions. The party-in-interest transactions are exempt from the prohibited transaction rules of ERISA. The ancillary trustee’s participant account balance in the trust was 49.5% and 49.4% of the trust at December 31, 2012 and 2011, respectively.

BB&T is the Trustee as defined by the Plan and, therefore, transactions with the Trustee qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA. For the year ended December 31, 2012, total administrative fees paid by the Plan to parties-in-interest were $25,302.

Note 5—Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA.

Note 6—Income tax status

BB&T, the Sponsor of the prototype plan adopted by the Plan’s Sponsor, has received a favorable opinion letter from the Internal Revenue Service (the “IRS”) dated March 31, 2008. The Plan’s Sponsor has not submitted its own document to the IRS for a determination letter, but is relying on the letter obtained by BB&T. It is the opinion of the Plan Administrator that the Plan and its underlying trust have operated within the terms of the Plan and are qualified under the applicable provisions of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2009.

LIBERTY TAX SERVICE 401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 7—Fair value measurements

Fair Value Measurements and Disclosures provide the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2012 and 2011, except for the valuation of common stock of the Plan sponsor parent company noted below.

Common Collective Trust Fund - These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Investments and other portfolio instruments are generally valued using a market approach. With respect to the underlying funds, equity investments for which market quotations are readily available (including registered investment companies that are exchange traded) are valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the last published sale price, the mean between the last reported bids and ask prices, or at fair value determined in good faith by the Trustee. The practical expedient is not used when it is determined probable that the fund will sell the investment for an amount different than the reported NAV.  Participant transactions (purchases and sales) may occur daily.  Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidation will be carried out in an orderly business manner. The NAV is generally classified within Level 2 of the valuation hierarchy.

Mutual Funds - These investments are public investment vehicles valued using the NAV. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

LIBERTY TAX SERVICE 401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 7—Fair value measurements (continued)

Common Stock of Plan Sponsor Parent Company — At December 31, 2011, shares of Class A common stock of JTH Holding, Inc., the Plan Sponsor’s parent company, was valued at the exchange price of identical shares to non-related parties proximate to December 31, 2011. The exchange price was a quoted price for identical or similar assets or liabilities in an inactive market and therefore classified within Level 2 of the valuation hierarchy. At December 31, 2012, shares of Class A common stock of JTH Holding, Inc., are valued at the quoted price in an active market and classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value at December 31, 2012
	Level 1	Level 2	Level 3	Total
Common collective trust fund	$—	$1,054,265	$—	$1,054,265
Mutual funds:
Balanced funds	467,343	—	—	467,343
Income funds	1,809,259	—	—	1,809,259
Index funds	1,822,204	—	—	1,822,204
Growth funds	2,862,905	—	—	2,862,905
	6,961,711	—	—	6,961,711
Common stock of plan sponsor parent company	3,869,932	—	—	3,869,932
Total	$10,831,643	$1,054,265	$—	$11,885,908

	Assets at Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Common collective trust fund	$—	$837,505	$—	$837,505
Mutual funds:
Balanced funds	235,427	—	—	235,427
Income funds	1,271,649	—	—	1,271,649
Index funds	1,407,708	—	—	1,407,708
Growth funds	2,232,123	—	—	2,232,123
	5,146,907	—	—	5,146,907
Common stock of plan sponsor parent company	—	4,216,962	—	4,216,962
Total	$5,146,907	$5,054,467	$—	$10,201,374

LIBERTY TAX SERVICE 401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 7—Fair value measurements (continued)

Investments in the common stock of the Plan sponsor parent company with a fair value of $3,869,932 were transferred from Level 2 to Level 1 during 2012 because the inputs used to determine the reported value were based on unadjusted quoted prices for identical assets in an active market that the Plan has the ability to access.

There were no transfers out of Level 1 to Level 2 during 2012.  Transfers are recognized at the end of the reporting period.

Note 8—Common collective trust fund

Through November 18, 2012, the Plan invested in the SEI Stable Asset Fund (“SEI Trust”), a common collective trust fund which primarily invests in guaranteed investment contracts issued by insurance companies and other financial institutions that are owned by the SEI Trust. As of November 19, 2012, the SEI Trust was closed and all investments were transferred to the Morley Stable Value Fund (“Morley Trust”).  The Morley Trust is also a collective investment fund for collective investment in contracts issued by insurance companies, or other institutions that are designed for stability of principal.  A guaranteed investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third-party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. SEI Trust maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The guaranteed investment contracts do not permit the financial institution to terminate the agreement prior to the scheduled maturity date.

There are no reserves against contract values for credit risk of the contract issuers or otherwise. The fair value of the common collective trust funds at December 31, 2012 and 2011 was $1,054,265 and $837,505, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. Such interest rates are reviewed on a quarterly basis for resetting.

Rates for the years ended December 31, 2012 and 2011 are as follows:

LIBERTY TAX SERVICE 401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

	2012	2011
SEI Trust
Average yields:
Based on actual earnings	N/A	1.36%
Based on interest rate credited to participants	N/A	0.71%

	2012	2011
Morley Trust
Average yields:
Based on actual earnings	1.62%	N/A
Based on interest rate credited to participants	1.42%	N/A

Note 8—Common collective trust fund (continued)

Certain events limit the ability of the Plan to transact at contract value with the financial institution. Such events include the following: (a) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-off of a subsidiary) that causes a significant withdrawal from the Plan, or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events, which would limit the Plan’s ability to transact at contract value with participants, are probable of occurring.

Note 9—Risks and uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

LIBERTY TAX SERVICE 401(K) PLAN

EIN: 54-1828391, PLAN NUMBER: 001

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500, SCHEDULE H, PART IV, LINE 4i

DECEMBER 31, 2012

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,		Current
(a)	Lessor or Similar Party	Par, or Maturity Value		Value
	Common collective trust fund
	Morley Stable Asset Fund**	43,041.3423	shares	$1,034,404
	Mutual funds
	Vanguard Total Bond Market Index Fund	57,583.8558	shares	638,605
	Vanguard Wellington Fund	24,129.2500	shares	816,534
	Vanguard Wellesley Income Fund	16,446.5505	shares	396,526
	Vanguard Mid Cap Index Signal	1,470.9240	shares	47,334
	Fidelity Advisor Small Cap Fund	7,420.7491	shares	161,995
	Vanguard Total Stock Market Index Fund	31,881.7241	shares	1,136,265
	Columbia Energy & Natural Resources Fund Z	15,757.0252	shares	320,183
	T. Rowe Price Retirement Income Fund	641.2789	shares	8,946
	T. Rowe Price Retirement 2010 Fund	282.4797	shares	4,652
	T. Rowe Price Retirement 2020 Fund	4,346.0125	shares	77,707
	T. Rowe Price Retirement 2030 Fund	6,719.1600	shares	127,127
	T. Rowe Price Retirement 2040 Fund	13,507.4238	shares	257,857
	Fidelity Advisor Strategic Income Fund	37,124.3043	shares	470,736
	Sterling Capital Special Opportunities Fund	16,743.3989	shares	309,083
	Aston/Montag & Caldwell Growth N Fund	32,012.4066	shares	763,176
	Thornburg International Value Fund R3	12,523.6712	shares	344,025
	Royce Pennsylvania Fund	33,939.7998	shares	390,308
	American Funds EuroPacific Growth Fund	1,087.0941	shares	44,006
	American Funds New Perspective Fund R4	12,512.1323	shares	387,125
	Oppenheimer Gold & Special Minerals Fund A	4,707.1875	shares	143,004
	Vanguard Intermediate-Term Treasury Fund	9,958.7494	shares	116,517
	Total Mutual Funds			6,961,711
	Common stock of plan sponsor parent company
*	Class A common stock of JTH Holding, Inc.	280,836.8410	shares	3,869,932
	Other
*	Notes receivable from participants, interest rates from 4.25%, with maturities through 2017.	N/A	shares	131,343
	Total Assets (Held at End of Year)			$11,997,390

Note: An (*) in column (a) denotes a person known to be a party-in-interest to the Plan.

Column (d) is not presented since cost of investments is not required for participant-directed investments.

** Presented at contract value

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Liberty Tax Service 401(k) Plan
June 28, 2013
/s/ Kathleen Curry
Plan Administrator and Secretary,
JTH Holding, Inc.